Exhibit 15.2

Management’s Report on Financial Position and Operating Results

For the year ended December 31, 2022

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the audited annual consolidated results of operations, financial condition, and cash flows for the year ended December 31, 2022 (“Fiscal 2022”), with information compared to the year ended December 31, 2021 (“Fiscal 2021”), for IMV Inc. (“IMV”, “us”, “our”, “we” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited annual consolidated financial statements and related notes for the years ended December 31, 2022 and December 31, 2021.

The Corporation prepares its audited annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 15, 2023, the date when the Board of Directors approved the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2022, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for share and per share data. All currency figures reported in the audited annual consolidated financial statements and in this document are in United States dollars (“USD”), unless otherwise specified.

Additional information regarding the business of the Corporation, can be found in the Corporation’s Form 20-F filed with the U.S. Securities and Exchange Commission, which is also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

●	the Corporation’s business strategy;
●	statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;
●	potential sources of funding;
●	the Corporation’s ability to obtain necessary funding to pursue its activities, on favorable terms or at all;
●	the Corporation’s expected expenditures and accumulated deficit level;
●	the Corporation’s ability to obtain necessary regulatory approvals for its product candidates;
●	the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;
●	the Corporation’s expectations about the timing of achieving milestones and the cost of preclinical assays, studies and clinical trials;
●	the Corporation’s expected outcomes from its ongoing and future research and research collaborations;
●	the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;
●	the potential impact of partnerships on the Corporation’s manufacturing capabilities;
●	the Corporation’s plans for the research and development of certain product candidates;

●	the Corporation’s strategy for protecting its intellectual property;
●	the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;
●	the Corporation’s ability to obtain licences on commercially reasonable terms;
●	the Corporation’s plans for generating revenue;
●	the Corporation’s ability to manage inflation, including rising interest rates and increased labour costs associated with attracting and retaining employees;
●	the Corporation’s plans for future clinical trials;
●	the Corporation’s ability to maintain the listing of its Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”); and
●	the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. IMV Inc. assumes no responsibility to update forward-looking statements in this MD&A except as required by law. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the Form 20-F, under the heading “Risk Factors”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

●	the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;
●	positive results of preclinical assays, studies and clinical trials;
●	the Corporation’s ability to successfully develop existing and new product candidates;
●	the Corporation’s ability to hire and retain skilled staff;
●	the products and technology offered by the Corporation’s competitors;
●	general business and economic conditions, including as a result of the ongoing COVID-19 pandemic, as well as political crisis, such as terrorism, war, political instability or other conflict;
●	adverse macroeconomic conditions including inflation, disruptions in global market conditions and the increase in labour costs;
●	the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;
●	the Corporation’s ability to protect its intellectual property;
●	the coverage and applicability of the Corporation’s intellectual property rights to any of its product candidates;
●	the expectation that the Common Shares will continue to be listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq, including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements, such as the Minimum Market Value of Listed Securities Requirement (“MVLS”) and the Minimum Bid Price Requirement;
●	the Corporation’s ability to manufacture its product candidates, if approved, and to meet demand;
●	the general regulatory environment in which the Corporation operates;
●	the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its product candidates; and
●	obtaining necessary regulatory approvals for its product candidates and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic and the resulting global and regional economic impacts. The Corporation has experienced uncertainty related to the COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the COVID-19 pandemic and global measures to contain it will continue to have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators and suppliers to assess any impacts and risks.

The information contained herein is dated as of March 15, 2023, the date of the Board of Directors’ approval of the audited annual consolidated financial statements and of the MD&A. For additional information on risks, uncertainties and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the Corporation’s Form 20-F filed with the U.S. Securities and Exchange Commission, which is also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

COVID-19 IMPACT

COVID-19 has impacted the Corporation’s research and development activities but has not caused significant disruptions to its business operations to date. In April 2020, IMV was designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health which allowed for essential lab employees to continue operations in its Dartmouth laboratories. Following the outbreak of the Omnicron variant, IMV adopted a rotating on site work schedule and required that all employees working on site provide either proof of vaccination status or submit bi-weekly negative COVID-19 test results. IMV required all employees working on site, regardless of vaccination status, to complete a rapid COVID-19 test once every three working days. Effective March 1st, 2022, employees no longer are required to test and a hybrid working model had been adopted.

To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. While certain clinical trial activities, including patient enrollment and site activations were delayed or otherwise impacted by the COVID-19 pandemic, the extent to which the ongoing pandemic may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, the variants and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including impacts to ongoing and planned clinical studies and regulatory approval prospects that may occur should there be a resurgence of COVID-19. Further prolonged shutdowns or other business interruptions upon a resurgence of the COVID-19 pandemic could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations and financial condition.

The Corporation will continue to monitor any effect of COVID-19 on its business.

CORPORATE OVERVIEW

We are a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX® (“DPX” or “DPX Platform”), our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, that could change the lives of patients with cancer.

DPX is a novel delivery technology that has the potential to realize the promise of cancer vaccines in treating cancer, while preserving patients’ quality of life. DPX is designed to drive a targeted and persistent immune response expressly through antigen presenting cells (“APCs”) and into regional lymph nodes, mimicking the natural processing and flow of antigens through the immune system to promote specific immunity. DPX is a versatile delivery platform that can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. Unlike other cancer vaccine delivery modalities, by trafficking therapeutic targets directly to the lymph node via distinct immune cells, we mirror the way the human immune system typically forms a response to a target. This differentiated mechanism of action is designed to create a robust and persistent reignition of targeted tumor killing by the patient’s own immune system. Our DPX technology is being developed for cancer indications but is applicable to a variety of other therapeutic areas where the generation of a target-specific immune response may mitigate and destroy disease.

Our lead product candidate, maveropepimut-S (or “MVP-S”, previously known as “DPX-Survivac”) is a DPX-based therapeutic cancer vaccine targeting the tumor associated protein survivin. When administered alone or in combination with other agents, MVP-S is designed to incite durable clinical benefit in patients with hematologic or solid tumors as a result of a robust, persistent immune response to the cancer antigen, survivin. Survivin is overexpressed in most solid and hematologic tumors but rarely found in normal adult tissues. In our clinical studies, over 300 patients have been dosed with MVP-S and the treatment is generally well-tolerated with only mild to moderate site injection reactions reported as the primary adverse event.  Treatment is administered in very low doses approximately once every two months, which is designed to drive a persistent immune attack. Clinical data supports the therapeutic potential of MVP-S in human cancers and also suggests that the anti-tumor activity of MVP-S in some tumor types may be further enhanced through combination with other immune modulators and/or anti-cancer drugs.

Ongoing clinical studies are evaluating MVP-S alone and in combination with low-dose cyclophosphamide (“CPA”) and/or Merck’s pembrolizumab (KEYTRUDA®) in patients with treatment-refractory cancers like Diffuse Large B Cell Lymphoma (“DLBCL”) and ovarian cancer. MVP-S is also being evaluated in earlier-stage trials in a neoadjuvant setting in non-muscle invasive bladder cancer (“NMIBC”) and breast cancer.

Recent clinical progress with our DPX-based immunotherapeutic candidates:

●	We continue to accelerate enrollment in the VITALIZE phase 2b study in r/r DLBCL by activating more sites in North America, Europe, Australia and New Zealand. The goal of this study is to further evaluate the Objective Response Rate (“ORR”) observed in the now completed SPiReL phase 2 study which evaluated the combination of MVP-S, intermittent, low-dose cyclophosphamide (“CPA”), and Merck’s checkpoint inhibitor, pembrolizumab (KEYTRUDA®) and to assess whether benefit may be particularly evident in Program Death Ligand 1 (“PD-L1+”) positive patients. Early data from arm 1 of the follow-on, open label VITALIZE study have shown three confirmed, complete responses, one patient assessed with stable disease and two patients with progressive disease from the six evaluable patients that did not progress prior to receiving their first scan due to poor baseline functionality. Enrollment of stage one of this study is expected to be completed in Q2 2023.

●	Recruitment and site activation are progressing in our AVALON phase 2b study. The goal of this study is to further evaluate the favorable clinical outcomes observed in our phase 2 DeCidE1 study, which evaluated patients with recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA. In the now completed DeCidE1 study, the ORR by RECIST v1.1 was 21% and 15/19 evaluable patients showed either tumor target lesion stabilization or shrinkage. The median overall survival was 19.3 months (ITT population), with nearly 45% of patients surviving 2 years. Treatment was well-tolerated with treatment-related adverse events being mostly grade 1 and grade 2 injection site reactions. Enrollment of stage one of the AVALON phase 2b study (approximately 40 patients) is expected to be completed in Q3 2023.

●	We engaged in discussions with experts in the field to determine the best clinical pathway for MVP-S in bladder cancer following the results obtained in the phase 2 “basket” study evaluating MVP-S and intermittent, low-dose CPA in combination with pembrolizumab (KEYTRUDA®) in different solid tumor cancer indications. Favourable clinical outcomes were observed most prominently in metastatic bladder cancer patients. Details on the data observed in the bladder cancer cohort were presented in a late-breaking oral symposium at the American Association for Cancer Research (“AACR”) annual meeting in April 2022. Data showed that five out of 17 patients showed response (2 complete responses (“CRs”) and 3 partial responses (“PRs”) per RECIST v1.1), Notably, these two CRs were from patients who were treated and progressed through prior checkpoint inhibitors. The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2 and no severe adverse events attributed to MVP-S.

●	Progress has been made in the enrollment of two neoadjuvant studies; an investigator-led phase 1b clinical study in women with non-metastatic HR+/HER2- breast cancer evaluating MVP-S with an aromatase inhibitor, and a co-funded phase 1 study in non-muscle invasive bladder cancer (“NMIBC”) which evaluates MVP-S and our second DPX-based product candidate, DPX-SurMAGE, in two separate cohorts. The aim of these neoadjuvant studies is to expand our understanding of the DPX mechanism of action through translational analyses. Translational data from early patients in the breast cancer study were recently presented at the Society for Immunotherapy of Cancer’s (“SITC”) 2022 Annual meeting. In addition, this trial was presented as a ‘Trials in Progress’ poster at the San Antonio Breast Cancer Symposium (“SABCS”) in December 2022. Preliminary translational data from the MVP-S cohort of the NMIBC study is expected in the first half of 2023.

Our goal is to continue pushing MVP-S toward registration trials in r/r DLBCL and ovarian cancer, while leveraging our versatile DPX platform to create cancer vaccines that offer meaningful benefit to patients.

IMV Inc. is headquartered in Dartmouth, NS and has corporate offices in Cambridge, MA and Quebec, QC. The common shares of the Corporation (the “Common Shares”) are currently listed on the Nasdaq and on the TSX under the symbol “IMV”.

OUR DPX® DELIVERY PLATFORM PROVIDES UNIQUE ADVANTAGES

Our DPX technology is a unique and patented delivery platform that can incorporate a range of bioactive molecules and is designed to produce targeted, long-lasting immune responses enabled by various formulated components.

DPX has a differentiated mechanism of action that educates a coordinated immune response.

DPX is a versatile technology for delivery of single or multiple bioactive molecules, including peptides, whole proteins, RNA, DNA, small molecules, and virus-like particles (“VLPs”).

We believe that our DPX technology is unique and differentiated from prior, generally unsuccessful cancer vaccine technologies. These prior cancer vaccine efforts were focused on delivering specific cancer antigens in an aqueous or emulsion-based formulation, often requiring co-administration of additional immune stimuli. These historical approaches largely failed to elicit a sufficiently robust, persistent immune response as the antigens packaged in these formulations often leached into surrounding tissue. As a consequence, in these aqueous or emulsion-based formulations, the immune-educating information (i.e. antigens and immune stimuli) interacted inappropriately with both non-immune and immune cells, often even repressing the intended immune responsiveness. Current research suggests4 that an effective cancer vaccine strategy would direct immune-educating cargo specifically into an immune cell subset known as APCs. Recent scientific literature also suggests that the ideal cancer vaccine would provide additional immune stimuli in a single formulation (rather than by co-administration) to activate these APCs to ensure that any given APC would consume and process all of the needed information at once and take that information to the regional, draining lymph nodes where immune responses are typically instigated. IMV’s DPX technology utilizes a novel lipid-in-oil formulation designed to package a wide variety of immune educating cargo into a singular formulation that maintains antigens at the site of injection for prolonged interaction with the immune system. DPX does not leach cargo into surrounding tissues but, rather, directs uptake specifically by APCs, which then traffic the cargo to regional lymph nodes to drive robust and persistent immune responses. In this manner, IMV’s DPX technology is designed to promote a more physiologically effective flow of information through the immune system and, consequently, a more robust immune response than can be elicited by the same antigens packaged in a conventional emulsion.

In clinical trials, DPX-based immunotherapy candidates (administered alone and in combination with other agents) have achieved robust, sustained immune responses with infrequent, low-volume injections that have been well tolerated (most commonly Grade 1 or 2 injection site reactions). In the clinic, our lead therapeutic candidate, MVP-S, has been shown to elicit an increase in both T and B cell infiltration into tumors. Results from clinical/translational studies and preclinical models suggesting a distinct role for NK cells, in addition to the previously recognized role for T and B cells, in DPX-mediated immunotherapeutic anti-tumor activity. The poster presented at AACR 2022 is available for viewing on our website5.

[4]	Sellars et al., 2022; Saxsena et al, 2021
[5]	https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters. The information contained on or that can be accessed through the Corporation’s website is not a part of or incorporated by reference in this MD&A.

We believe our non-aqueous, lipid-in-oil based DPX technology can confer numerous practical advantages, including utilizing fully synthetic excipients in manufacturing as well as the ability to incorporate both hydrophilic and hydrophobic molecules (e.g. antigens and immune stimuli), enabling long-term shelf stability and subcutaneous administration in an outpatient office setting.

OUR BUSINESS STRATEGY

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2022 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 28 million and the number of cancer deaths to 16.2 million by 2040, solely due to the growth of the aging population.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to proliferate. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects or the negative impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence.

Despite recent advances in some cancer indications, independent sources6 note a high unmet medical need in cancer therapy, noting the median survival rate remains poor.

Even though the immune system can prevent or slow cancer growth, cancer cells have numerous mechanisms to evade immune detection and destruction. Cancer immunotherapy is a type of treatment that is designed to activate and leverage a patient’s own immune system to control and eradicate cancer cells. The National Cancer Institute describes several types of immunotherapies, including Immune Checkpoint Inhibitors (“CPIs”) like Merck’s pembrolizumab (KEYTRUDA®), activated T-cell transfer therapies, monoclonal antibodies, treatment vaccines and immune modulators. Although immunotherapy has revolutionized cancer treatment in the last decade, these treatments provide benefit only to a minority of patients and can cause serious side effects, including organ-specific and systemic inflammation. Unfortunately, even patients who initially respond to immunotherapy may relapse and succumb to their disease.

[6]	Cancer Facts and Figures 2022. American Cancer Society

The targeted nature of the therapeutic vaccination as a method of treatment has led to significant investment in this field, however previous efforts in this space have failed to generate clinical benefit. To overcome these clinical failures, the field has focussed on improving the quality of the therapeutic. Many companies have focussed AI and large data investment to improve the probability of success of peptide and mRNA technologies. However, the gap between promising biology and therapeutic benefit remains unclosed. Recent evidence7 suggests it is not the quality of the therapeutic that limits clinical success, but rather the way in which the therapeutic is delivered.

Traditionally, cancer vaccines have been emulsified in either an aqueous solution or lipid emulsion. The presumption being that a satisfactory presentation of the target would be enough to generate clinical benefit. As numerous clinical trials have confirmed, this assumption has led to clinical failure. The DPX platform is amongst a set of competitive technologies attempting to bridge the gap to clinical success through targeted delivery. To our knowledge, there is currently only one FDA approved cancer vaccine, Dendreon’s Provenge (sipuleucel-T) for the treatment of prostate cancer.

We are leveraging the unique mechanism of action of the DPX platform to create novel immune-educating cancer vaccines, which are designed to induce an immune response that mimics the natural flow of antigens through the immune system. Through the expertise of our teams, the quality of our science and emerging strategic partnerships, our mission is to push the boundaries of our novel immunotherapeutic platform to offer better treatments for patients with solid or hematological cancers. The favorable safety outcomes shown by our lead product candidate, MVP-S, in clinical trials to date encourage us to seek opportunities for combination with other immunotherapies to induce a synergistic activation of a patient’s immune systems against cancer. We are exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties to continue developing new DPX-based immunotherapies.

We are also evaluating potential licensing opportunities for our programs outside of immuno-oncology and for other applications of the DPX technology. We may seek additional equity and non-dilutive funding to advance the development of our immune-oncology product candidates and potential new programs.

A FOCUS ON IMMUNO-ONCOLOGY

IMV owns or is the exclusive licensee of all DPX-based products.

Results of research with DPX-based immunotherapies have shown robust and sustained antigen-specific T-cell activity in preclinical tumor models and in humans with advanced cancers. Notably, preclinical and early clinical research indicates that DPX-based immunotherapies can also enlist other immune cell types, including B cells, and NK cells, in the anti-cancer response. IMV’s immune-educating therapies are well tolerated and can readily be combined with other immunotherapeutic approaches, including CPIs.

[7]	MC Sellar et al. Cancer Vaccines: Building a bridge over troubled waters. Cell 2022 Jul 21: 185(15):2770-2788 - doi: 10.1016/j.cell.2022.06.035.

OUR DPX®-BASED IMMUNOTHERAPIES

Our Lead Cancer Immunotherapy Candidate: Maveropepimut-S

MVP-S is our first DPX-based therapeutic cancer vaccine candidate and is designed to instigate a specific immune response to survivin, a protein commonly overexpressed in many advanced cancers. MVP-S is comprised of five distinct peptides from the survivin protein, a peptide to activate CD4 T “helper” cells (A16L), and an activator of innate immune cells (polydIdC). Together, these components are designed to elicit a robust, persistent induction of survivin-specific CD8 “killer” T cells that patrol the body to seek out and specifically eradicate survivin-expressing cancer cells.

Survivin is a well-known tumor-associated antigen (“TAA”) and is overexpressed in most solid and liquid tumors, but rarely in normal, terminally differentiated, adult tissues. Survivin supports tumor growth and metastasis by protecting tumor cells from apoptosis conferring resistance to chemotherapy and radiotherapy. Survivin expression is correlated with tumor aggressiveness and poor prognosis in multiple cancers8.

MVP-S has been shown to enhance survivin-specific immune responses in preclinical mouse models when compared with these same survivin-specific peptides administered in an emulsion-based formulation. In the clinic, MVP-S has shown promising clinical activity in different cancer indications whereas Lennerz et al. (2014) described that these same survivin peptides formulated in a conventional emulsion demonstrated limited clinical benefit with no objective responses. These results were presented at the last AACR-NCI-EORTC meeting in September 2021. The presentation is available for viewing on our website9.

Ongoing clinical programs are evaluating MVP-S alone and in combination with intermittent, low dose cyclophosphamide and anti-cancer drugs in patients with advanced DLBCL, ovarian cancer, breast cancer, and other solid tumors. Treatment is administered subcutaneously in very low doses approximately once every two months, which is designed to drive a persistent immune attack.

In certain clinical trials, IMV is exploring the activity of MVP-S, with and without intermittent oral, low-dose CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors, but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies, including reduced T regulatory cell numbers and increased effector T cells (Hugues et al, Immunology. 2018). In phase 1 clinical studies, IMV has demonstrated that patients receiving intermittent low-dose oral CPA and MVP-S show increased polyfunctional, survivin-specific T cells when compared to patients treated only with MVP-S (Weir et Al, AACR, 2016).

Orphan Drug Status

The Corporation announced, in November 2016, that the European Medicines Agency (“EMA”) had granted orphan drug designation status to IMV’s MVP-S in ovarian cancer. In July 2015, the FDA also granted orphan drug status to MVP-S for the treatment of ovarian cancer. This designation is valid for all applications of MVP-S in ovarian cancer without restriction to a specific stage of disease.

Clinical programs with MVP-S

The clinical development of our lead compound, MVP-S, is focused on exploring its therapeutic potential in stage-gated clinical trials, with the goal of advancing MVP-S toward registration trials based on observed clinical signals in each stage.

DLBCL – VITALIZE phase 2b clinical trial (IMV-sponsored)

According to GlobalData: DLBCL, Competitive Landscape 2021, Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (“NHL”) accounting for 30%-40% of all cases of adult NHL. With 27,000 new DLBCL cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive

[8]	Virrey JJ et al. Increased survivin expression confers chemoresistance to tumor-associated endothelial cells. The American journal of pathology. 2008;173(2):575-585.
[9]	https://www.imv-inc.com/the-dpx-platform/scientific-publications-posters. The information contained on, or that can be accessed through the Corporation’s website is not a part of or incorporated by reference in this MD&A.

NHLs such as DLBCL can generally expect low median survival rates (median overall survival is 4.4 months for patients who fail salvage regimens). The prognosis of patients with r/r DLBCL is poor, and clinical, economic, and logistical barriers limit access to potentially curative therapies. Only about 50% of r/r DLBCL patients respond to salvage chemotherapy and are thus eligible for autologous stem cell transplant (“ASCT”) in the 2nd line setting10. Utilization of CAR T-cell therapies is limited by high cost, payer denials, cumbersome logistics, toxicity, and patient proximity to a specialized center11 and is only available to patients in certain countries. While new therapy options in the relapsed/refractory setting are becoming available for patients with DLBCL, there remains an unmet need for these patients in later lines of therapy, with 60% or less of third-line eligible patients initiating systemic treatments in both the US and Western Europe10.

Survivin overexpression is common in DLBCL and is associated with advanced clinical stage, high-risk International Prognostic Index scores, bone marrow involvement, and short overall survival, suggesting that immunotherapy incorporating MVP-S may be appropriate in DLBCL12.

In our clinical trials, we evaluate r/r DLBCL patients who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy. Based on 2024 projections from the 2019 Data Monitor Syndicated Report, it is estimated that there are 9,500 patients in the US eligible for a third line of treatment or who are not eligible for stem cell transplantation or cell therapy.

The now completed SPiReL phase 2 study evaluated a combination of MVP-S with pembrolizumab (KEYTRUDA®13) and intermittent, low-dose CPA in r/r DLBCL (ClinicalTrials.gov Identifier: NCT03349450). The treatment regimen was well-tolerated (population median age: 75 years) and demonstrated encouraging clinical outcomes, particularly in patients whose tumors express the PD-L1 biomarker. Among the 8 patients with tumor PD-L1 expression, the ORR based on Cheson criteria was 75% (compared with PD-L1-negative patients [n=11], 0%) suggesting that PD-L1 positivity may identify patients most likely to respond to this combination immunotherapy candidate. Presence of immune cells observed in the tumor before and during treatment was associated with tumor response. Survivin-specific T cells responses were observed during treatment and also associated with tumor response. More details can be found on the Scientific Publications & Posters section of our website (SITC November 2020 and ASH December 2020) for presentations given by Dr. Neil Berinstein, Hematologist/Oncologist at the Sunnybrook Health Science Center in Toronto and principal investigator of the SPiReL study.

In mid 2021, to further evaluate the results observed in the SPiReL study, we initiated the VITALIZE study, a company-sponsored, multi-centre phase 2b trial in patients with r/r DLBCL. The VITALIZE phase 2b trial is an open-label, randomized, parallel group, Simon two-stage study designed to assess the combination of MVP-S and pembrolizumab with (arm 1) or without intermittent, low-dose CPA (arm 2). In the first stage of this study, our lead compound is being evaluated in up to 30 subjects (two arms of 15), with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed ASCT or CAR-T therapy (ClinicalTrials.gov Identifier: NCT04920617).

The primary endpoint is ORR, centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of partial or complete response during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression with the goal to further evaluate the SPiReL data that highlighted PD-L1 as a possible predictive biomarker for the combination therapy.

Dr. Matthew J. Matasar, Chief of Blood Disorders at the Rutgers Cancer Institute of New Jersey, and formerly Section Head for Aggressive B-cell Lymphoma at Memorial Sloan Kettering Cancer Center, is the lead principal investigator of the VITALIZE study.

[10]	Vardhana SA et al. Outcomes of primary refractory diffuse large B-cell lymphoma (DLBCL) treated with salvage chemotherapy and intention to transplant in the rituximab era. British journal of haematology. 2017;176(4):591-599.
[11]	Gajra A. et al. Perceptions of community hematologists/oncologists on barriers to chimeric antigen receptor T-cell therapy for the treatment of diffuse large B-cell lymphoma. Immunotherapy. 2020;12(10):725-732.
[12]	Zhang Y, Wang J, Sui X, et al. Prognostic and Clinicopathological Value of Survivin in Diffuse Large B-cell Lymphoma: A Meta-Analysis. Medicine. 2015;94(36):e1432.
[13]	KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA. Pembrolizumab is a highly selective humanized monoclonal IgG4 antibody directed against the PD-1 receptor on the cell surface. The drug blocks the PD-1 receptor, preventing binding and activation of PD-L1 and PD-L2. This mechanism causes the activation of T-cell mediated immune responses against tumor cells, which is complementary to MVP-S’ mechanism of action.

In January 2022, we announced that a first patient in the VITALIZE phase 2B clinical trial with r/r DLBCL received treatment with MVP-S in combination with pembrolizumab and low dose intermittent CPA. Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analyses. Key initial findings announced in February 2023 from the ongoing VITALIZE trial included:

●	8 Patients with an ECOG[14] score of 0-1 have been enrolled in arm 1 of the study. Of these, 6 have so far been evaluable for efficacy;

●	Of these 6 evaluable patients, 3 patients showed confirmed complete responses, 1 patient was assessed with stable disease as best response and 2 patients were assessed with progressive disease as best response; and

●	2 patients with poor level of baseline functionality (ECOG ≥ 2) failed to stay on study through to the first scan and therefore could not be evaluated.

Enrollment of the full stage one (30 patients) is expected to be complete in Q2 2023 and we will communicate the totality of response rate for stage one when the data are available for definitive assessment.

During the year ended December 31, 2022, IMV has spent $5.9 million related to this phase 2b study, compared to a forecast of $6 million. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, the costs to complete the first stage of this trial (up to 30 patients) are now estimated at $12-14 million due to an increase in clinical research organization fees associated with expansion into additional countries in order to accelerate enrollment. We anticipate $5-6 million is estimated to be spent on this study in 2023.

Ovarian Cancer – AVALON phase 2B in patients with platinum-resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers (Global Data: Ovarian Cancer Opportunity Analysis and Forecast to 2028). According to Globocan 2021, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year with a median age of 63 at diagnosis. Almost all patients eventually become resistant to platinum-based therapy and 70% of patients relapse within three years. The standard of care for recurrent platinum resistant ovarian cancer is single agent chemotherapy (doxorubicin, paclitaxel or topotecan). These treatments have a 10-12% objective response rate, a three-to-four-month median progression free survival and a median overall survival of 10-12 months. Accordingly, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need. It should be noted that the first antibody drug conjugate to treat a sub population of platinum resistant ovarian cancer patients received FDA approval under accelerated approval in November 2022. To our knowledge, there have been no other new therapies approved by the FDA for this indication since 2014 and there are no approved immunotherapies for ovarian cancer.

Survivin is overexpressed in about 50% of stage I/II and up to 100% of stage III/IV ovarian cancers but is not expressed in normal ovarian tissue. Survivin positivity increases with histological Grade (Grade 1/2, 50% vs Grade 3, 76%) and is associated with reduced overall survival15.

In 2021, we completed the DeCidE1 phase 2 trial which evaluated safety and effectiveness of MVP-S, with intermittent, low-dose CPA. This trial enrolled patients with advanced, platinum-sensitive, resistant and refractory ovarian cancer. 12 patients had received 3 or more lines of prior therapy. In this trial, we observed a median overall survival of 19.3 months (ITT population), with a 45% overall survival rate at 23.8 months. Favourable long-term clinical outcomes were evident in patients with platinum-sensitive, resistant and refractory disease. Survivin-specific T-cell responses were observed in 87% of patients.

Translational analyses revealed an increase from baseline in unique, survivin-specific T-cell clones in on-treatment tumor samples. Pre-treatment T-cell infiltration was associated with tumor regression. Enriched B-cell infiltration was also detected in on-treatment tumor samples, especially in patients who showed tumor reduction. Furthermore, antibodies to all 5 survivin-derived peptides were detected in plasma samples and were more prominent in patients with tumor shrinkage.

[14]	ECOG is a measure of patient functionality and is measured according to a standardized measure ranging from 0-5. Oken et al., Toxicity and response criteria of the Eastern Cooperative Oncology Group. Am J Clin Oncol. 1982 Dec;5(6):649-655. PMID: 7165009
[15]	Gąsowska-Bajger B, Gąsowska-Bodnar A, Knapp P, Bodnar L. Prognostic Significance of Survivin Expression in Patients with Ovarian Carcinoma: A Meta-Analysis. Journal of clinical medicine. 2021;10(4).

Treatment with MVP-S and low-dose CPA was well-tolerated. Consistent with previous studies, treatment-related AEs were common in DeCidE1 and were predominantly Grade 1/2 injection site reactions. The most common treatment-related systemic AE was Grade 1 fatigue.

In mid-2022, we initiated the AVALON phase 2b study to further evaluate the favorable clinical outcomes observed in the DeCidE1 trial. The AVALON study is an open label, company-sponsored phase 2b, single arm trial evaluating the efficacy and safety of MVP-S and intermittent low-dose CPA in patients with platinum-resistant ovarian cancer. The study is a Simon two-stage design where up to 41 subjects will be evaluated in stage one, with the option to expand to up to a total of 73 patients in stage two. Patients participating in the trial will receive two doses of subcutaneous MVP-S at study days 7 and 28, followed by an MVP-S dose once every eight weeks, plus low-dose oral CPA on a repeating cycle of one week on/one week off. (ClinicalTrials.gov Identifier: NCT05243524). The primary endpoint is ORR, evaluated per RECIST v1.1 criteria. Secondary outcome measures include ORR per iRECIST criteria, duration of response (“DOR”), disease control rate (“DCR”), time to progression (“TTP”), progression free survival (“PFS”), overall survival (“OS”) and safety exploratory endpoints include analyses of PBMC/plasma samples and biopsies. In August 2022, we announced that the first patient was dosed with MVP-S in this study. We expect the completion of stage 1 enrollment during Q3 2023.

Oliver Dorigo, M.D., Ph.D., Director and Associate Professor of Obstetrics and Gynecology, Stanford University is the lead principal investigator of the AVALON study.

In addition to general clinical department expenses, which are distributed amongst the various clinical projects, the total cost to complete the first stage of the AVALON phase 2b ovarian study is now estimated at $5-6 million as a result of expansion of the trial into additional countries. During the year ended December 31, 2022, IMV has spent $0.7 million related to the AVALON trial and expects to spend $4-5 million in 2023.

Phase 2 basket trial in multiple solid tumor indications (IMV-sponsored)

In December 2021, IMV announced the completion of enrollment in the phase 2 basket trial in collaboration with Merck. This study was designed to identify and select the best solid tumor opportunities for the combination of IMV’s MVP-S/CPA with Merck’s anti PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®). The basket study was an open-label, multi-center study to evaluate the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (“NSCLC”) cancers, as well as tumors shown to be positive for the MSI-H biomarker. Recruitment in the five indications followed a Simon two-stage design and each indication had prespecified success thresholds defined by the expected effect of pembrolizumab (KEYTRUDA®) as a monotherapy agent in that indication. Though favorable clinical outcomes were observed across all tumor cohorts, data from the metastatic bladder cohort were most pronounced. Complete responses, partial responses, and stable disease outcomes were observed in advanced or metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy. In April 2022, in a mini-symposium at the annual meeting of the AACR, Dr. Jeremy Graff presented results from the seventeen stage 1 patients with advanced, metastatic bladder cancer. Patients had received a median of two prior lines of therapy and were treated with the combination of MVP-S, intermittent, low-dose CPA and pembrolizumab. Key findings in this cohort included:

Treatment with MVP-S/CPA and pembrolizumab was well tolerated with mostly grade 1-2 injection site reactions, and no severe adverse events attributed to MVP-S;

●	Of the 17 treated patients, 5 showed response: 2 confirmed CRs and 3 PRs per RECIST v1.1,
●	CRs and PRs were observed in some patients who had progressed through prior immune checkpoint inhibitor therapy and
●	Survivin-specific T cells were most evident in patients with the most favorable clinical outcomes.

Based on the observed clinical responses in the bladder cohort, the Corporation has conducted discussions with experts in the field to determine the optimal clinical path for MVP-S in bladder cancer and further clinical development is on hold until we secure additional funding, which cannot be assured.

During the year ended December 31, 2022, IMV spent $2.2 million on the phase 2 basket trial. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, total costs to complete this trial are estimated at $17 million, of which $16.4 million has been spent to date and a total of $0.6 million is estimated to be spent on remaining close out costs in 2023.

Hormone receptor positive/HER2-negative (HR+/HER2-) Breast Cancer (investigator-sponsored)

Our lead compound, MVP-S is being investigated in patients with HR+/HER2- breast cancer. HR+/HER2- tumors represent an unmet clinical need with relatively poor responses to neoadjuvant endocrine treatment16. According to the National Cancer Institute, Hormone Receptive (HR+) and HER2 negative (HER2-) is the most common form of breast cancer representing approximately 70% of all cases. Investigators at the Providence Cancer Institute have identified survivin upregulation in patients who do not respond to aromatase treatment. Therefore, targeting survivin with MVP-S in this population may represent a promising therapeutic approach which is being evaluated in this Phase 1B clinical study conducted at the Providence Cancer Institute.

This three-arm phase 1b trial is designed to assess the combination of MVP-S plus standard-of-care aromatase inhibitor with/without radiotherapy or intermittent, low-dose CPA prior to surgery. Across the three arms of this study, our lead compound is being evaluated for the first time as a neoadjuvant in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety and immunogenicity of the neoadjuvant combination of MVP-S with the aromatase inhibitor, with/without radiation, or low-dose CPA in each arm. Survivin-specific T cells in the resected tumor will be evaluated as a secondary objective. Translational studies will be conducted as exploratory analyses to characterize the MVP-S mechanism of action in the tumor and the tumor microenvironment. All intellectual rights from this study will remain the property of the Corporation. Translational data from early patients were recently presented at the SITC 2022 Annual meeting and a trial in progress poster was presented at SABCS in December 2022. Additional results will be provided when available from the investigators.

IMV anticipates that, in addition to general clinical department expenses, which are distributed amongst the various clinical projects, $0.6 million is currently estimated to be spent by IMV for our share of the trial, of which $0.2 million has been spent to date in 2022 and $0.3 million expected to be spent in 2023.

Ovarian Cancer phase 2 PESCO clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s pembrolizumab (KEYTRUDA®), MVP-S and intermittent, low-dose CPA in patients with advanced, epithelial ovarian cancer. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. Results were presented by the investigator on the dose escalation and expansion cohorts at the annual ASCO meeting in June 2022.

The Corporation will assess next steps with the UHN based on results provided by the investigators.

During the year ended December 31, 2022, IMV has spent $0.09 million on this study, which represents payment of the final milestone due to investigators for this trial. There are no other material costs anticipated for this study.

[16]	Schettini, Francesco et al. “Endocrine-Based Treatments in Clinically-Relevant Subgroups of Hormone Receptor-Positive/HER2-Negative Metastatic Breast Cancer: Systematic Review and Meta-Analysis.” Cancers vol. 13,6 1458. 22 Mar. 2021.

Our Dual-Targeted Cancer Immunotherapy: DPX-SurMAGE

Our second immunotherapy candidate, DPX-SurMAGE, is designed to leverage the versatility of the DPX platform to package antigenic peptides for both the survivin and MAGE-A9 cancer proteins in one formulation to elicit immune responses to these two distinct cancer antigens simultaneously. MAGE protein family member, A9 (MAGE-A9), is frequently expressed in various human cancers including bladder, lung, and kidney. MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein (also in MVP-S) to form a dual targeted immune-educating therapy. We believe that targeting MAGE-A9 and survivin peptides presented on the surface of cancer cells may provide a more diverse and effective DPX-based cancer immunotherapy.

In 2022, IMV began a phase 1 clinical study to evaluate MVP-S and DPX-SurMAGE in separate cohorts of patients with NMIBC. The first patient was dosed with MVP-S in April 2022 and with DPX-SurMAGE in January 2023. Early results with the MVP-S cohort are expected to be presented during the first half of 2023.

Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings17,18. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following, treatment with an immune checkpoint inhibitor. Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This research is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration is receiving a grant from the CQDM and from the FCHUQc, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. During the year ended December 31, 2022, IMV spent $1.4 million on the DPX-SurMAGE and MVP-S NMIBC studies. We anticipate that, in addition to general clinical department expenses, which are distributed amongst the various projects, IMV’s share of total costs to complete this trial is now estimated at $2.1 million due to extension of the collaboration with CQDM and FCHUQc, of which $1.9 million has been spent to date and the remaining $0.2 million is estimated to be spent in 2023.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology.

COVID-19 Impact on Clinical Programs

The COVID-19 pandemic crisis impacted clinical activities across the industry which is continuing due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team continues to work closely with each clinical site and its CROs on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites are experiencing staffing shortages and as a result, have decreased clinical trial

[17]	Fisher et al. Treatment patterns and outcomes in metastatic bladder cancer in community oncology settings. J Clin Oncol. 2017;35, no. 6_suppl:396-396
[18]	Campi et al. Unmet Clinical Needs and Future Perspectives in Non–muscle-invasive Bladder Cancer. Eur Urol Focus. 2018:4:472-480.

activities, while other, less impacted sites, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples has not been impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply has not been impacted to date and IMV has been developing contingency plans to address supply of drugs to all clinical sites in the event of future transportation or other constraints.

EXPLORING THE BOUNDARIES OF OUR DPX PLATFORM

We leveraged the unique mechanism of action of our DPX delivery platform to create peptide vaccine candidates that are designed to generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses. We have previously demonstrated the flexibility of DPX through the development of two DPX-based vaccine candidates against infectious diseases, DPX-RSV and DPX-COVID-19, that have shown generation of a targeted and sustained B cell response in a phase 1 trial and preclinical studies, respectively.

We are continuously exploring the boundaries of our DPX delivery platform, and we are testing different bioactive molecules beyond peptide antigens. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

In 2021, we entered into a collaboration with Medicago Inc., a biopharmaceutical company that developed VLPs against infectious diseases. The collaboration evaluated Medicago’s VLPs encapsulated in IMV’s DPX technology and reflected IMV’s strategic shift in focus to seek licensing opportunities for its DPX platform in indications outside of immuno-oncology. On February 3, 2023, The Mitsubishi Chemical Group announced its decision to cease all its operations at Medicago in Canada and the United States, terminating this ongoing collaboration as a result.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established and emerging markets around the world. The Corporation’s intellectual property portfolio relating to its vaccine platform technology includes 22 patent families containing 66 issued patents and 77 pending patent applications in 12 jurisdictions (including applications filed and/or patents granted in the United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, Taiwan, China and separately Hong Kong).

The Corporation’s patents and applications cover specific DPX compositions with broad utility for infectious diseases and cancer applications, as well as methods of manufacture and other applications of the platform technology. These patents, together with the pending applications if allowed, extend patent protection for some or all DPX-based compositions and/or uses thereof approximately up to the year 2041. More details on the Corporation’s intellectual property strategy and patents can be found in Form 20-F filed with the U.S. Securities and Exchange Commission, which is also filed on SEDAR at www.sedar.com.

Trademark protection for the platform name DPX has been registered in the United States and Canada.

RECENT AND QUARTERLY DEVELOPMENTS

The Corporation announced:

●	On March 16, 2023, that Stonegate Healthcare Partners L.L.C., have been engaged to explore strategic alternatives.

●	On February 13, 2023, positive preliminary data from the VITALIZE Phase 2B trial evaluating its lead DPX product, MVP-S in combination with pembrolizumab in patients with r/r DLBCL. Key initial findings from the ongoing VITALIZE trial included:

o	8 Patients with an ECOG score of 0-1 have been enrolled in arm 1 of the study. Of these, 6 have so far been evaluable for efficacy;

o	Of these 6 evaluable patients, 3 patients showed confirmed complete responses, 1 patient was assessed with stable disease as best response and 2 patients were assessed with progressive disease as best response; and

o	2 patients with poor level of baseline functionality (ECOG ≥ 2) failed to stay on study through to the first scan and therefore could not be evaluated.

Enrollment of stage one is expected to be complete in Q2 2023 and stage one response rate will be communicated when the totality data are available for definitive assessment.

●	On January 9, 2023, Shabnam Kazmi was appointed to join IMV’s Board of Directors. Ms. Kazmi currently serves as the CEO of Asellus Ventures, a healthcare advisory and investment firm. Ms. Kazmi’s appointment follows the decision of Ms. Julia P. Gregory who had served on IMV’s Board of Directors since June 2018, to retire from the Board of Directors.

●	On December 20, 2022, the closing of a public offering (the “December 2022 Offering”) for the sale of an aggregate of 3,448,276 common shares and warrants to purchase up to an aggregate of 3,448,276 common shares at a purchase price of US$2.61 per common share (or common share equivalent) and accompanying Warrant priced at-the-market under the Nasdaq rules (the “Warrants”). The Warrants have an exercise price of US$2.50 per share, are exercisable immediately, and will expire five years following their date of issuance. The gross proceeds from the December 2022 Offering to IMV, before deducting placement agent commissions and other offering expenses and excluding any proceeds that may be received upon exercise of the Warrants, were approximately US$9 million.

●	On December 7, 2022, the Corporation implemented a 1-for-10 share consolidation that was approved by its shareholders. The share consolidation was primarily intended to bring the Corporation into compliance with the minimum required closing bid price for continued listing on Nasdaq. The Corporation’s common shares commenced trading on the TSX and Nasdaq on a post-consolidation basis on December 13, 2022. There were 82,369,960 common shares issued and outstanding before the consolidation, and it was expected that there would be 8,236,996 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares were issued as a result of the share consolidation. Fractional interests were rounded down to the nearest whole share.

●	On November 25, 2022, the Corporation received a notification letter from the Listing Qualifications Department of the Nasdaq indicating that the Market Value of Listed Securities (“MVLS”) for the last 30 consecutive business days was below the required minimum of US$35 million for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2). The notification letter is only a notification of deficiency and has no immediate effect on the listing or trading of IMV’s common shares. The Corporation has been provided with a compliance period of 180 calendar days, or until May 22, 2023, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(C). If at any time before May 22, 2023, the Corporation’s MVLS closes at or above US$35 million for a minimum of ten consecutive business days, Nasdaq will provide written notification that the Corporation has achieved compliance under the MVLS requirement, and the matter will be closed. In the event the Corporation does not regain compliance by May 22, 2023, the Corporation may face delisting.

●	On September 15, 2022, a strategic reorganization to reduce its workforce by approximately one third. The Corporation will focus resources on ongoing MVP-S clinical programs in immuno-oncology (IO), most notably the Phase 2B trials VITALIZE (in relapsed/ refractory DLBCL) and AVALON (in advanced, metastatic ovarian cancer). The Corporation continues to invest in its DPX platform and to leverage this novel technology to drive key strategic partnerships.

●	On September 15, 2022, Dr. Saman Maleki was appointed to join IMV’s Board of Directors. Dr. Maleki is an Assistant Professor of Oncology, Pathology & Laboratory Medicine, and Medical Biophysics at Western University. Dr. Maleki replaced Brittany Davison on the Board of Directors. Brittany Davison was promoted to Chief Accounting Officer from her previous role as Senior Vice President, Finance.

●	On August 5, 2022, that in order to maintain the remainder of its at-the-market (“October 2020 ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated August 4, 2022 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings, with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$50 million under the ATM Prospectus Supplement. This was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 25, 2022.

●	On July 8, 2022, the Corporation received a letter from the Listing Qualifications Department of the Nasdaq indicating that, based upon the closing bid price of the Common Shares for the 30 consecutive business day period between May 23, 2022, through July 6, 2022, IMV did not meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”). This notice had no immediate effect on the Corporation’s business operations or listing of the Common Shares on the Nasdaq. Following the share consolidation described above on December 7, 2022, Nasdaq provided written notification on December 28, 2022 that the Corporation achieved compliance under the Minimum Bid Price Requirement, and this matter was closed.

●	On June 22, 2022, the drawdown of the remaining US$10 million available under the Corporation’s existing US$25 million debt facility with Horizon Technology Finance Corporation (“Horizon”). This drawdown was made available as the Corporation achieved a predetermined milestone following site activation in its phase 2b AVALON trial. AVALON is a phase 2B, single arm trial evaluating MVP-S and intermittent, low-dose CPA in subjects with platinum-resistant ovarian cancer. The goal of this trial is to further evaluate the data observed in our phase 2 DeCidE trial. This study dosed its first patient in August 2022.

●	On April 22, 2022, the appointment of existing director, Michael P. Bailey to Chairman of the Board, effective May 1, 2022.

●	On April 8, 2022, safety and preliminary efficacy data of the combination of the Corporation’s lead product candidate, MVP-S, with pembrolizumab from a phase 2 basket study of patients with advanced, metastatic bladder cancer. Data was presented at a late-breaking oral symposium at AACR on April 12, 2022. The preliminary results suggest that IMV’s therapy may provide a well-tolerated therapeutic alternative for advanced, metastatic bladder cancer patients in need of new treatment options:

o	Five out of 17 subjects showed response (2 confirmed CRs and 3 PRs per RECIST v1.1);

o	CRs and PRs were observed in some patients who had progressed through prior immune checkpoint inhibitor therapy;

o	Survivin-specific T cells were most evident in patients with the most favorable clinical outcomes; and

o	The combination treatment was well-tolerated, with the majority of adverse events being grade 1 or grade 2.

●	On March 31, 2022, Pierre Labbé, the Corporation’s former Chief Financial Officer, announced his retirement from the Corporation. Mr. Labbé continued to consult with IMV until the end of the third quarter to support the transition of his functions.

●	On March 17, 2022, preparation to initiate AVALON, a phase 2B, single arm trial evaluating MVP-S and intermittent low-dose CPA in subjects with platinum-resistant ovarian cancer is ongoing. The goal of this trial is to further evaluate the data observed in our phase 2 DeCidE trial.

●	On January 12, 2022, the first patient dosed in the VITALIZE phase 2B clinical trial. VITALIZE will further evaluate the therapeutic potential of IMV’s lead compound, MVP-S, in combination with Merck’s anti-PD-1 therapy, pembrolizumab and intermittent, low-dose CPA, in patients with r/r DLBCL.

●	On January 1, 2022, Andrew Hall was appointed Chief Executive Officer as well as appointed as a Director of the Corporation.

SELECTED FINANCIAL INFORMATION

The selected statements of loss and comprehensive loss data for the periods presented, and the selected statement of financial position data as of the dates presented are derived from the audited annual consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report.

	As of,
	December 31, 2022	December 31, 2021
Statements of financial position data:	(in thousands of US dollars)
Cash and cash equivalents	$21,223	$38,616
Working capital (1)	18,168	37,127
Total assets	31,348	50,121
Total liabilities	37,950	28,579
Accumulated deficit	(192,911)	(154,920)
Total shareholder’s equity (deficiency)	(6,602)	21,542

(1)	Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

	Year ended December 31,
	2022	2021	2020
	(in thousands of US dollars, except share and per share amounts)
Statements of loss and comprehensive loss data:
Revenue
Interest income	329	188	225
Total revenue
Operating Expenses
Research and development	23,281	23,080	19,904
General and administrative	16,986	16,020	11,344
Government assistance	(1,775)	(3,230)	(4,991)
Accreted interest and valuation adjustments	(172)	907	27
Total operating expenses	38,320	36,777	26,284
Currency translation adjustment	-	-	2,660
Total comprehensive loss for the period	$(37,991)	$(36,589)	$(23,399)
Basic and diluted loss per share	(4.55)	(4.93)	(3.88)

COMPONENTS OF OPERATIONS OVERVIEW

Revenue

The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue in all periods presented consists primarily of income earned on cash balances held at a commercial bank.

Operating Expenses

Research and development expenses

To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidate, MVP-S

●	Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;
●	Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;

●	Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
●	Expenses incurred for outsourced professional scientific and regulatory development services;
●	Laboratory materials and supplies used to support research activities; and
●	Facilities and other expenses, which includes depreciation on laboratory equipment.

The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of projects and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

●	The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;
●	Patient enrollment, discontinuation rates, per patient trial costs and number and location of clinical trial sites in clinical trials;
●	The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;
●	Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;
●	Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
●	Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
●	Significant and changing government regulation; and
●	Significant competition and rapidly changing technologies within the biopharmaceutical industry.

The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

General and administrative

General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal fees related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

Government assistance

Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

Accreted interest

Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2022, 2021 and 2020

The following table summarizes the Corporations results of operations for the years ended December 31, 2022, 2021 and 2020 (in thousands of US dollars):

	Year Ended December 31,			Change	Change
	2022	2021	2020	2021 to 2022	2020 to 2021
Income
Interest income	$329	$188	$225	$141	$(37)
Operating Expenses
Research and development	23,281	23,080	19,904	201	3,176
General and administrative	16,986	16,020	11,344	966	4,676
Government assistance	(1,775)	(3,230)	(4,991)	1,455	1,761
Accreted interest and adjustments	(172)	907	27	(1,079)	880
Total operating expenses	38,320	36,777	26,284	1,543	10,493
Net loss	$(37,991)	$(36,589)	$(26,059)	$(1,402)	$(10,530)

Revenue

Interest income consists primarily of income earned on cash balances held at a commercial bank and did not significantly fluctuate period over period.

Research and development expenses

Research and development expenses increased to $23.3 million during the year ended December 31, 2022, from $23.1 million during the year ended December 31, 2021. The increase of $0.2 million compared to 2021 is mainly attributable to a $3.1 million increase in costs for the DLBCL VITALIZE phase 2B trial, a $1.6 million increase in salaries and non-cash stock-based compensation including $0.5 million in non-recurring costs related to the Q3 2022 workforce restructuring, a $1.0 million increase in costs for the NMIBC study with CQDM, a $0.5 million increase in costs for the Ovarian AVALON phase 2B study and a $0.4 million increase in indirect research costs including non-cash amortization. This increase was partly offset by a $3.6 million decrease in manufacturing and development costs for MVP-S, a $1.6 million decrease in DPX-COVID-19 development costs, following a shift in strategic focus and a $1.2 million decrease in basket trial costs, following the completion of enrollment in 2021.

For the year ended December 31, 2021, expenses increased to $23 million from $19.9 million during the year ended December 31, 2020. The increase of $3.1 million compared to 2020 was mainly attributable to a $3.8 million increase in manufacturing and development costs for MVP-S, $2.8 million in start up costs for the DLBCL phase 2B trial, and a $1.9 million increase in personnel costs as a result of increased headcount. This increase was partly offset by a $3 million decrease in DPX-COVID-19 development costs, a $1.8 million decrease in basket trial costs and a $0.6 million decrease in ovarian trial costs.

	Years ended December 31,			Change	Change
	2022	2021	2020	2021 to 2022	2020 to 2021
	(In thousands of US Dollars)
Direct research and development expenses by program:
MVP-S
DLBCL (incl Vitalize and SPiReL)	$6,162	$3,008	$555	$3,154	$2,453
Basket Trial	2,284	3,458	5,222	(1,174)	(1,764)
Ovarian	871	356	954	515	(598)
Breast (HR+/HER2-)	175	25	4	150	21
Other[1]	2,479	6,051	1,876	(3,572)	4,175
NMIBC study (MVP-S & DPX-SurMAGE)	1,413	455	810	958	(355)
DPX-COVID-19[2]	18	1,658	4,630	(1,640)	(2,972)
Other programs	267	559	379	(292)	180
Total direct R&D expense	13,669	15,570	14,430	(1,901)	1,140
Unallocated research and development expenses:
Personnel (including stock-based compensation)	8,223	6,574	4,687	1,649	1,887
Indirect research and development expense[3]	886	718	682	168	36
Non-cash Amortization	314	151	105	163	46
Lab and quality management systems	189	67	-	122	67
Total research and development expenses	$23,281	$23,080	$19,904	$201	$3,176

[1]	Other MVP-S includes manufacturing and regulartory activities
[2]	DPX-COVID-19 development is government funded
[3]	Indirect research and development expense includes general laboratory utilities, maintenance, and consumables as well as travel to scientific meetings and conferences.

General and administrative expenses

General and administrative expenses increased to $17.0 million during year ended December 31, 2022, compared to $16.0 million during year ended December 31, 2021. This $1.0 million increase is mainly attributable to $2.1 million in loan interest, related to the Horizon venture debt facility, an increase of $0.3 million related to foreign exchange loss and a $0.3 million increase in non-cash amortization. This increase is partly offset by a $0.9 million decrease in salaries and non-cash stock-based compensation, a $0.8 million decrease in insurance premium and a $0.3 million decrease in legal and professional fees.

For the year ended December 31, 2021, general and administrative expenses increased to $16 million, compared to $11.3 million for the year ended December 31, 2020. This $4.7 million increase is mainly attributable to a $1.5 million and $0.7 million increase in salaries and non-cash stock-based compensation, respectively related to planned hiring and executive leadership changes, an increase of $1.3 million for the Corporation’s insurance premium, a $0.9 million increase in professional fees for recruitment and communications and a $0.3 million increase in board of directors’ compensation.

Government Assistance

The decrease in government assistance for the year ended December 31, 2022, compared with December 31, 2021 and 2020, is mainly attributable to a decrease in government funding for the development of DPX-COVID-19 following discontinuation of this project.

Comparison of the Three Months Ended December 31, 2022 and 2021

The following table summarizes the Corporations results of operations for the three months ended December 31, 2022 and 2021:

	Three months ended December 31,
	2022	2021	Change ($)
	(In thousands of US dollars)
Income
Interest income	$153	$35	$118

Operating Expenses
Research and development	4,634	7,452	(2,818)
General and administrative	4,288	4,168	120
Government assistance	(332)	(357)	25
Accreted interest and adjustments	191	468	(277)
Total operating expenses	8,781	11,731	(2,950)
Net loss	$(8,628)	$(11,696)	$3,068

Revenue

Interest income consists primarily of income earned on cash balances held at a commercial bank and did not significantly fluctuate period over period.

Research and development expenses

Research and development expenses decreased to $4.6 million for the three months ended December 31, 2022, from $7.4 million for the three months ended December 31, 2021. The decrease of $2.8 million compared to Q4 2021 is mainly attributable to a $3.4 million decrease in manufacturing and development costs for MVP-S. This decrease was partly offset by a $0.4 million increase in AVALON phase 2B study and a $0.2 million increase in personnel costs.

General and administrative expenses

General and administrative expenses increased to $4.3 million for the three months ended December 31, 2022, from $4.2 million for the three months ended December 31, 2021. This increase of $0.1 million compared to Q4 2021 is mainly attributable to a $0.7 million increase in loan interest, related to the Horizon venture debt facility partly offset by a $0.3 million decrease in salaries, a $0.2 million decrease in insurance premium and a $0.1 million decrease in costs related to communications and public relations.

Government Assistance

Government assistance consists primarily of SR&ED investment tax credits for eligible research expenditures performed in Canada and was comparable period over period.

CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Sources of liquidity

IMV is publicly traded and as a result has funded its operations primarily through public and private equity offerings, as well as from upfront and milestone payments, and research support payments generated from collaborations.

On December 20, 2022, the Corporation completed a public equity offering of 3,448,276 units for gross proceeds of $9 million and net proceeds of $7.7 million. IMV issued 66,082 shares under its October 2020 ATM (as defined and further described below) for total gross process of $2.5 million and net proceeds of $2.2 million. The October 2020 ATM facility has been replaced by the August 2022 facility which has $50 million remaining as of March 15, 2023. On December 17, 2021, the Corporation secured a $25 million long-term debt facility lead by Horizon, which has been fully drawn down. In addition, on July 20, 2021, the Corporation completed the July 2021 Offering (as defined and further described below) of 1,428,571 Units for gross proceeds of $25 million and net proceeds of $23 million. In 2020, IMV completed a private placement of 877,001 units of the Corporation for gross proceeds of $17.8 million and net proceeds of $17.7 million. The Corporation also issued 684,177 shares under two ATM distribution agreements for total gross proceeds of $30 million and net proceeds of $28.5 million.

Funding requirements

The Corporation has not generated any revenue from approved product sales to date and does not expect to do so until such time as IMV obtains regulatory approval and commercializes one or more of its product candidates. As the Corporation is currently in the preclinical and clinical stages development, it is uncertain when or if it will achieve commercialization. IMV expects that operating expenses will continue to increase in connection with ongoing and new, later-staged clinical trials, expanded preclinical activities and the development of product candidates in the pipeline. The Corporation expects to continue and expand its current collaborations and will look for additional collaborations. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents and identified potential sources of cash, will fund operations and capital expenditure requirements into the second half of 2023. These estimates are based on assumptions and plans which may change, including the expectation that the Common Shares will continue to be listed on Nasdaq, including as it relates to the Corporation regaining compliance with the Nasdaq listing requirements and that the Corporation will remain in compliance with the conditions and covenants of the Horizon Venture Debt facility, which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash runway and access to cash resources. The successful development of product candidates is uncertain, and therefore IMV is unable to estimate the actual funds required to complete the research, development and commercialization of product candidates.

The ability of the Corporation to continue as a going concern is dependent upon raising additional financing through equity and non-dilutive funding and partnerships. There can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, develop or commercialize any products without future financings. There can be no assurance that additional financing will be available on acceptable terms or at all. The Corporation is currently pursuing financing alternatives that may include equity, debt, and non-dilutive financing alternatives including co-development through potential collaborations, strategic partnerships or other transactions with third parties, that may or may not include merger and acquisitions activities. If the Corporation is unable to obtain additional financing when required, the Corporation may have to substantially reduce or eliminate planned expenditures, or the Corporation may be unable to continue operations. These material uncertainties cast substantial doubt as to the Corporation’s ability to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

At December 31, 2022, the Corporation had approximately $23.1 million of existing and identified potential sources of cash including:

●	cash and equivalents of $21.2 million; and
●	amounts receivable and investment tax credits receivable of $1.9 million.

The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

The Corporation continuously monitors its cash position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development and the potential to license or co-develop each product candidate and continues to actively pursue alternatives to raise capital, including equity offerings, debt and non-dilutive funding.

Cash Flows

The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of US dollars):

	Years Ended December 31,
	2022	2021	2020
Net cash (used in) provided by:
Operating activities	(33,396)	(32,045)	(23,267)
Financing activities	17,410	35,762	48,692
Investing activities	(1,074)	(1,402)	(331)
Net increase (decrease) in cash and cash equivalents	(17,060)	2,315	25,094

Cash flows from operating activities

During the year ended December 31, 2022, $33.4 million was used in operating activities. This included the reported net loss of $38.0 million prior to being decreased by $2.9 million for non-cash expenses including deferred share unit (“DSU”) compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt and stock-based compensation. The Corporation had a net increase of cash of $1.7 million as a result of changes in working capital balances, which included a $2.1 million decrease in prepaid expenses, partly offset by a $0.2 million decrease in accounts payable, accrued and other liabilities and a $0.1 million increase in amounts receivable.

During the year ended December 31, 2021, $32 million was used in operating activities. This included the reported net loss of $36.6 million prior to being decreased by $3.4 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, loss on disposal of assets, revaluation of long-term debt and stock-based compensation. The Corporation had a net increase of cash of $1.2 million as a result of changes in working capital balances, which was mainly attributable to a $1.0 million decrease in amounts receivable, a $1.0 million increase in accounts payable, accrued and other liabilities, and a $0.4 million decrease in investment tax credits receivable partly offset by a $1.2 million increase in prepaid expenses.

During the year ended December 31, 2020, $23.5 million was used in operating activities. This included the reported net loss of $23.4 million prior to being decreased by $1.1 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, fair value adjustments and stock-based compensation. The Corporation had a net decrease of cash of $1.0 million as a result of changes in working capital balances, which was mainly attributable to a $1.2 million increase in prepaid expenses, a $0.9 million increase in accounts receivable related to government funding towards the DPX-COVID-19 program, and a $0.2 million increase in investment tax credits. This decrease was partly offset by an increase of $1.4 million in accounts payable, accrued and other liabilities.

Cash flows from financing activities

During the year ended December 31, 2022, sources of cash from financing activities included: $10 million in proceeds from the second disbursement under the Horizon venture debt facility, $7.7 million in net proceeds from the December 2022 Offering and $0.1 million in net proceeds from the October 2020 ATM. The Corporation used $0.3 million to repay long-term debt and lease obligations during the period.

During the year ended December 31, 2021, sources of cash from financing activities included: $25 million in proceeds from the July 2021 Offering less cash issuance costs of $2.1 million, $15 million in proceeds from the Horizon Venture Debt Facility less issuance costs of $0.4 million, $2.3 million in proceeds raised from the October 2020 ATM offering less cash issuance costs of $0.3 million, and less than $0.1 million through the exercise of stock options. IMV used $4 million to repay long-term debt, including $3.5 million to repay the Province of NS Loan in connection with the Horizon Venture Debt Facility and used $0.1 million to pay lease obligations.

During the year ended December 31, 2020, sources of cash from financing activities included: $30 million in proceeds raised from the ATM offering less cash issuance costs of $1.5 million, $17.8 million in proceeds raised from the Private Placement less cash issuance costs of $0.1 million, $0.7 million in proceeds from long-term conditionally repayable borrowings related to government funding of DPXCOVID-19 and $1.9 million through the exercise of stock options and warrants. The Corporation used $0.1 million to repay long-term debt and lease obligations during the period.

Cash flows from investing activities

During the year ended December 31, 2022, IMV used $1.1 million of cash in investing activities, consisting mainly of planned purchases of capital expenditures for ongoing research and operating activities, including $0.5 million for research equipment enabling translational analyses to be conducted internally and $0.2 million related to implementation of an electronic quality management system.

During the year ended December 31, 2021, IMV used $1.4 million of cash in investing activities, consisting mainly of planned purchases of capital expenditures for ongoing research and operating activities, including $0.5 million for specialized equipment for GMP manufacturing.

During the year ended December 31, 2020, IMV used $0.3 million of cash in investing activities, consisting mainly of purchases of capital expenditures for ongoing research and operating activities.

DECEMBER 2022 EQUITY OFFERING AND USE OF PROCEEDS

On December 20, 2022, the Corporation completed the December 2022 Offering issuing 3,448,276 common shares and warrants to purchase an aggregate of 3,448,276 common shares at a price of $2.61 per common share (or common share equivalent) and accompanying Warrant for gross aggregate proceeds of $9 million and net proceeds of $7.7 million. The Corporation intends to use the net proceeds of the December 2022 Offering to continue the clinical development of MVP-S in DLBCL, ovarian cancer, closing costs for the Basket trial and to continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount $	Amount to date $	Variances
Clinical development of maveropepimut-S	5,200	Nil	No variances anticipated

JULY 2021 EQUITY OFFERING AND USE OF PROCEEDS

On July 20, 2021, the Corporation completed a public offering (“July 2021 Offering”), issuing 14,285,714 Units (1,428,571 post consolidation) at a price of $1.75 per Unit ($17.50 post consolidation) for aggregate proceeds of $25 million and net proceeds of $23 million. Each Unit comprised one common share and three-quarters of one common share purchase warrant. The Corporation intends to use the net proceeds of the July 2021 Offering to continue the clinical development of maveropepimut-S in DLBCL, breast cancer, ovarian cancer, bladder cancer and microsatellite instability high (MSI-H), start the clinical development of a new product candidate, DPX-SurMAGE, in bladder cancer, continue the development of its proprietary drug delivery platform (DPX) and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount $	Amount to date $	Variances
Clinical development of maveropepimut-S	16,680	16,602	No variances anticipated

MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (540,486 post consolidation) (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of CAD$5.45 ($54.50 post consolidation) per share for aggregate proceeds of $22.1 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of MVP-S in combination with pembrolizumab as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of United States dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds (in thousands of US dollars)	Estimated amount $	Amount to date $	Variances
Phase 2 clinical trial for multiple indications	12,000	11,267	No variances anticipated

OCTOBER 2020 AND AUGUST 2022 ATM DISTRIBUTIONS

On October 16, 2020, the Corporation entered into an equity distribution agreement (“October 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of $50 million through Piper Sandler, as agent. The October 2020 ATM was terminated on July 22, 2022 and 660,827 Common Shares (66,083 post consolidation) were sold under this agreement for total gross proceeds of $2.5 million. To maintain the IMV’s October 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered into a new ATM Distribution dated August 4, 2022 (“August 2022 ATM”), with Piper Sandler, to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from the August 2022 ATM for general corporate purposes, including but not limited to working capital expenditures, capital expenditures, research and development expenditures, and clinical trial expenditures. In accordance with the terms of the securities purchase agreement executed in connection with the December 2022 Offering, the Corporation has agreed not to effect any variable rate transaction, including sales under its existing August 2022 ATM, for 12 months from the closing of the December 2022 Offering (or until December 20, 2023). As a result, as of March 15, 2023, no common shares have been sold under the August 2022 ATM. However, under the terms of the securities purchase agreement, the Corporation would not be prohibited from entering into a new at-the-market offering with H.C. Wainwright & Co., LLC as sales agent at any time following 6 months after the closing of the December 2022 Offering (or June 20, 2023).

SUMMARY OF QUARTERLY RESULTS

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for per share amounts)

	Q4-2022	Q3 - 2022	Q2 – 2022	Q1- 2022	Q4 - 2021	Q3-2021	Q2-2021	Q1-2021
Total Revenue	153	118	34	24	35	41	42	69
Total Expenses	8,781	9,051	9,941	10,547	11,731	10,480	7,481	7,026
Loss	(8,628)	(8,933)	(9,907)	(10,523)	(11,696)	(10,439)	(7,439)	(6,957)
Basic and Diluted Loss per Share	(0.99)	(1.10)	(1.20)	(1.30)	(1.42)	(1.30)	(1.10)	(1.00)
(1)	Unless otherwise noted, financial information in thousands of US dollars and prepared in accordance with IFRS.

Revenues from quarter-to-quarter may vary significantly. Revenues are generated mainly from interest on cash balances as well as from non-recurring contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

ONCOLOGY OUTLOOK

The exact timing could differ from expectations but are currently management’s best estimate.

RELATED PARTY TRANSACTIONS

For the period ending December 31, 2022, there were no related party transactions (2021 - $nil, 2020 - $nil).

CONTRACTUAL OBLIGATIONS

The following table outlines the contractual maturities for long-term debt repayable over the next five years and thereafter:

	Payments Due by Period (in thousands of US dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Accounts payable and accrued liabilities	9,037	9,037	-	-	-
Short term and low value leases	30	13	12	5	-
Long-term leases	1,754	434	843	409	68
Long-term debt	38,656	3,418	28,012	68	7,158
TOTAL	49,477	12,902	28,867	482	7,226

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation was not party to any off-balance sheet arrangements as of December 31, 2022.

OUTSTANDING SECURITIES

As at March 15, 2022, the number of issued and outstanding Common Shares was 11,711,637 and a total of 5,447,256 shares are reserved for the issuance of outstanding stock options, pre-funded warrants, warrants and deferred share units.

RISKS AND UNCERTAINTIES

The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and available on www.sedar.com, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission, which is also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Accounting Officer (the “CAO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CAO, to allow for timely decisions regarding required disclosure.

The CEO and CAO have evaluated whether there were changes to the DCP during the period ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Control over Financial Reporting

The Corporation’s management, including the CEO and the CAO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CAO have evaluated whether there were changes to ICFR during the period ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the period ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR.

The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the audited annual consolidated financial statements are consistent with those of previous financial year except for the change in accounting policies described hereunder. The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2022 filed on SEDAR www.sedar.com and included in the annual report on statement on Form 20-F filed on EDGAR at www.sec.gov/edgar.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

While the Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the audited annual consolidated financial statements for the year ended December 31, 2022 filed on SEDAR www.sedar.com and included in the annual report on Form 20-F filed on EDGAR at www.sec.gov/edgar, the Corporation believes that the following critical accounting policies, estimates and judgements are most important to understanding and evaluating its financial results.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Canada Opportunities Agency (“ACOA”) conditionally repayable loans (“Conditional ACOA Loans”)

The initial fair value of the Conditional ACOA Loans is determined by using a discounted cash flow analysis for each of the loans, which requires a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA Loans is recorded in the consolidated statement of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA Loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statement of loss as accreted interest after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

As the Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA Loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the Conditional ACOA Loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA Loans.

FINANCIAL INSTRUMENTS

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

A description of the financial instruments, their fair value and risk management is included in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2022, filed on SEDAR www.sedar.com and included in the annual report on Form 20-F filed on EDGAR at www.sec.gov.

(Signed) Andrew Hall	(Signed) Brittany Davison
Andrew Hall	Brittany Davison
Chief Executive Officer	Chief Accounting Officer

March 15, 2023